Exhibit

Exhibit Description

99.1	Announcement on 2011/04/26: Represent subsidiary EverRich Energy Corporation and JenEnergy System Corp. to announce related materials on merger

99.2	Announcement on 2011/04/26: UMC will convene 1Q 2011 investor conference

99.3	Announcement on 2011/04/27: UMC announced its unconsolidated operating results for the first quarter of 2011

99.4	Announcement on 2011/04/27: UMC announces board resolution to amend partial acquisition offer of He Jian’s holding company

99.5	Announcement on 2011/04/27: UMC announces board resolution to establish remuneration committee

99.6	Announcement on 2011/04/29: To announce the differences for 2010 financial statements between ROC GAAP and US GAAP

99.7	Announcement on 2011/05/17: To Announce the Issuance of Zero Coupon Convertible Bonds Due 2016

99.8	Announcement on 2011/05/19: To announce related materials on acquisition of UMC Japan Class A shares from ALPHA WISDOM LIMITED

99.9	Announcement on 2011/05/19: To announce related materials on disposal of Chipbond Technology Corporation

99.10	Announcement on 2011/05/20: UMC will attend investor conferences on 2011/05/23

99.11	Announcement on 2011/05/24: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2011/05/09: April Revenue

99.13	Announcement on 2011/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary EverRich Energy Corporation and JenEnergy System Corp. to announce related materials on merger

Date of events:
2011/04/26
Contents:
1. Kind of merger/acquisition (e.g. merger, consolidation, spin-off ,acquisition, or receiving assignment of shares): Merger
2. Date of occurrence of the event: 2011/04/26
3. Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): EverRich Energy Corporation (existing company). JenEnergy System Corp. (extinguished company).4.Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):EverRich Energy Corporation; JenEnergy System Corp.
5.Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity: EverRich Energy Corporation is holding 90.97% of the investee company of UMC NEW BUSINESS INVESTMENT CORP. , the subsidiary of UMC¡FJenEnergy System Corp. is holding 66.67 % of the investee company of NEXPOWER TECHNOLOGY CORP., the subsidiary of UMC. The reason for the decision: Base on the consideration of group resources integration and the industrial economies of scale, which will have a positive effect on shareholders’ equity after merger.
6.Purpose/objective of the merger/ acquisitionation: To integrate resources, improve operating performance and strengthen the Company’s overall competitiveness.
7. Anticipated benefits of the merger/acquisition: The merger will improve financial structure and reduce operating cost.
8. Effect of the merger or consolidation on net worth per share and earnings per share: It will reduce operating cost and has a positive effect on net worth per share and earning per share.
9. Share exchange ratio and basis of its calculation: Share exchange ration: To use cash to buy, therefore EverRich Energy Corporation does not issue any new stock. Cash merger price of NT$16.364 per share. Basis of calculations: The above exchange ratio is based on both net asset audited report on December 31, 2010
10. Scheduled timetable for consummation: The expected basis date of merger will be 2011/07/01.
11. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: The existing company takes all the rights and obligations of the extinguished company upon merger.
12.Basic information of companies participating in the merger: Company name: EverRich Energy Corporation Date of establishment: 2009/10/5
Capital: NT166,310,000 Chairman: TSUNG-HIS KO
General Manager: WU-NAN SIN
Telphone:03-563-4567
Main Business: Solar engineering integrated design services
Company name: JenEnergy System Corp.
Date of estabilishment: 2008/9/23
Capital: NT$33,000,000
Chairman: Arthur Chou
General Manager: Chia-Ping Chen
Telphone: 04-2580-8888
Main Business: Energy Technology Services, Other engineering
13.Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumesof the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcementof a spin-off):NA
14.Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:NA
15.Other important stipulations:NA
16.Do the directors have any objection to the present transaction?:None

Exhibit 99.2

UMC will convene 1Q 2011 investor conference

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/04/27

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information: UMC Q1 2011 Financial and Operating Results.

4.If a press release is distributed, the content of the press release: Press release will be released on the date of the investor conference.

5.Any other matters that need to be specified: None.

Exhibit 99.3

UMC announced its unconsolidated operating results for the first quarter of 2011

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/04/27

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information: UMC Q1 2011 Financial and Operating Results.

4.If a press release is distributed, the content of the press release: United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the first quarter of 2011. Revenue was NT$28.12 billion, a 10.2% quarter-over-quarter decrease from NT$31.32 billion in 4Q10, and a 5.3% year-over-year increase from NT$26.72 billion in 1Q10. Gross margin was 27.5%, operating margin was 15.8%, net income was NT$4.48 billion, and earnings per ordinary share were NT$0.36. Dr. Shih-Wei Sun, CEO of UMC, said: “In Q1 2011, shipments reached 1.12 million 8-inch equivalent wafers. Capacity utilization was 90%, with revenue in line with projections. For Q2, we have tempered our expectations for revenue and profit, since more time is needed to accurately assess worldwide semiconductor demand due to Japan’s March 11th earthquake and its impact on the global supply chain. With regard to UMC’s own operations, the company’s supply of raw materials and equipment components remained secure, while production at our UMCJ factory in Tateyama, Japan, recovered in minimal time. Following the quake, we promptly allocated resources to support customers’ demands, while also assisting suppliers and partners that sustained earthquake damage with needed materials and supplies to help accelerate supply chain recovery.”Dr. Sun emphasized: “The next several quarters involve several uncertainties, such as the schedule for supply chain recovery, inflation in emerging markets, European sovereign debt, and exit of the US quantitative easing program. These factors may potentially impact the global economy as well as UMC’s performance in the second half of the year. Nevertheless, UMC remains optimistic about mid to long-term foundry growth and will proceed rationally with financial discipline. To ensure our core competitiveness, the company is moving forward as planned with R&D and capacity expansion for advanced technologies. Revenue contribution from UMC’s volume production 40nm technology is expected to continue growing in the second half of 2011. 28nm R&D collaboration with customers is also progressing smoothly and is scheduled for pilot production by mid-year. To maintain favorable ROE, the Board of Directors has proposed for shareholder approval a cash dividend payout of NT$1.12 per share. Going forward, we will further improve technology and service quality to enhance the company’s performance for the maximum benefit of customers, shareholders, and UMC.” Second Quarter of 2011 Outlook & Guidance -Wafer shipments: Flat. Capacity utilization: Mid 80% range.Gross margin: Low to mid 20% range. ƒÜ

5.Any other matters that need to be specified:None.

Exhibit 99.4

UMC announces board resolution to amend partial acquisition offer of He Jian’s holding company

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Shares of Best Elite International Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.

2.Date of occurrence of the event:2011/04/27

3.Volume, unit price, and total monetary amount of the transaction: Following the Board resolution and announcement on March 16, 2011, the Board of Directors today approved to amend the total transaction amount to no more than US$119 million, using the same valuation and unit price, after considering the maximum share value based on an projected mix of shares from Series A-1, B, and B-1 shareholders.

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): The shareholders of Best Elite International Limited; not related party

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Will be depended on results from negotiation; N/A.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: Based on the Company’s Acquisition or Disposal of Assets Procedure; The reference basis for the decision on price: Refering to latest book value and market condition; The decision-making department: Board of Directors.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Cumulative volume: 0 shares;Amount: $0 NTD; Percentage of holdings: 0%, 15% of shares been put in escrow

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 22.76%; Ratio of shareholder’s equity: 27.33%; The operational capital as shown in the most recent financial statement: $30,895,674 thousands NTD.

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: N/A

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: On March 16, 2011, the Board of Directors resolved to acquire up to 30% of shares from the shareholders of Best Elite International Limited. Calculated based on 65% of the latest book value, Series A-1 holders were offered around US$0.261931 per share, and Series B and B-1 holders were offered around US$0.576248 per share. The total transaction amount will depend on the number of shareholders who accept the offer.

Exhibit 99.5

UMC announces board resolution to establish remuneration committee

1.Date of occurrence of the event:2011/04/27

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:To strengthen corporate governance, UMC has established a remuneration committee in accordance with Article 14-6 of the Taiwan Securities and Exchange Act.

6.Countermeasures: UMC’s first term of remuneration committee members will include independent directors Chun-Yen Chang, Chung-Laung Liu, Paul S.C. Hsu, and Cheng-Li Huang, with Chun-Yen Chang serving as convener and chairperson.

7.Any other matters that need to be specified: None

Exhibit 99.6

To announce the differences for 2010 financial statements between ROC GAAP and US GAAP

1.Date of occurrence of the event:2011/04/29

2.Cause of occurrence: To annouce the differences for 2010 financial statements between ROC GAAP and US GAAP

3.Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): (1)Under ROC GAAP, UMC reported consolidated net income attributable to the Company of NT$23,898,905 thousand, basic earnings per share of NT$1.91 and diluted earnings per share of NT$1.87 in 2010, total assets of NT$280,886,996 thousand, total liabilities of NT$55,750,967 thousand, minority interests of NT$5,798,746 thousand, and stockholders’ equity attributable to the Company of NT$219,337,283 thousand as of December 31, 2010. (2)Under US GAAP, UMC reported consolidated net income attributable to the Company of NT$23,616,120 thousand, basic earnings per share of NT$1.91 and diluted earnings per share of NT$1.90 in 2010, total assets of NT$281,387,211 thousand, total liabilities of NT$56,264,587 thousand, noncontrolling interests of NT$6,471,627 thousand, and stockholders’ equity attributable to the Company of NT$218,650,997 thousand as of December 31, 2010. (3)The differences between ROC GAAP and US GAAP applied by the Company mainly come from goodwill and business combinations, treasury stock, compensation, investments in securities and pension etc.

4.Any other matters that need to be specified: For more details, please refer to the Form 20-F we filed with the U.S. SEC.

Exhibit 99.7

To Announce the Issuance of Zero Coupon Convertible Bonds Due 2016

1.Date of occurrence of the event:2011/05/17

2.Company name:United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:(1)Issue Size:US$ 500,000,000 Issue Price:100% of principal amount Denomination:US$100,000 @(2)Coupon Rate:0% per annum.(3)Redemption and expiration:Unless previously redeemed, converted or repurchased and cancelled, the Securities will be redeemed at a redemption price equal to 98.76% of the principal amount on the Maturity Date. The Maturity Date is May 24, 2016. (4)Collateral:N/A (5)Coversion: A.Conversion Period: Unless previously redeemed, converted, repurchased or cancelled and except during the Closed Period or suspension period (if any) the Securities may be converted from the 41 day after the Issue Date to 10 days prior to the Maturity Date into ADSs (the “Conversion Period”). Save that the Conversion Right shall be suspended during the following period:(a)Commencing from 15 business days prior to the period during which under the laws of the R.O.C. the Issuer has to close its shareholders’ register, which period currently includes 60 days prior to the date of the annual general shareholders’ meeting, 30 days prior to a special shareholders’ meeting, and five days prior to the record date for determination of shareholders entitled to receive dividends, bonuses or other benefits.(b)The period from at least 15 business days prior to the date the Issuer notifies the TSE of the record date for determination of shareholders entitled to receive dividends, bonus or subscription of new shares to the record date for the distribution or allocation of the relevant dividends, rights and benefits or such other periods during which under the applicable ROC laws and the rules of TSE the Issuer shall close its shareholder register. B.Conversion Price:USD 3.77 per ADS C.Conversion Procedure: For conversion request, each Bondholder needs to submit the relevant documents required under the ROC laws together with a notice of conversion pursuant to the Indenture. Upon receipt of a conversion notice, the Issuer will deliver ADSs within 8 business days of receipt of such conversion notice to the converting Bondholder. The number of ADSs to be delivered upon conversion of any Bond will be determined by dividing the principal amount of the Securities by the Conversion Price (in U.S. dollars) in effect on the date of conversion. The Issuer will not compensate in cash or any other ways for any amount of less than one ADS. D.Adjustment of the Conversion Price:upon the occurrence of certain dilutive or other analogous events as specified in the Indenture, the Conversion Price shall also be adjusted in accordance with conventional anti-dilution market precedents. The amount of adjustment shall be determined formulaically, as set forth in the Offering Circular and/or the Indenture.E.Redemption at the Option of the Bondholders(a)Each Bondholder shall have the right to require the Issuer to early redeem the Bonds, in whole or in part, on the third anniversary from the Issue Date at an amount equal to the principal amount of the Bonds plus a gross yield of -0.25% per annum, calculated on a semi-annual basis(“Put Price”) (b)In the event that the Issuer’s American Depositary Shares (the “ADSs”) cease to be listed or admitted for trading on the New York Stock Exchange, or the Issuer’s common shares cease to be listed on the Taiwan Stock Exchange, each Bondholder shall have the right to require the Issuer to redeem the Bonds, in whole but not in part, at an amount equal to the principal amount of the Bonds plus a gross yield of -0.25% per annum ,calculated on a semi-annual basis (“Early Redemption Amount”).(c)Upon the occurrence of a Change of Control (as described in the Indenture), each Bondholder shall have the right to require the Issuer to redeem the Bonds, in whole but not in part, at the Early Redemption Amount.The Put Price/Early Redemption Amount referred to above will be converted into NTD based on the Fixed Exchange Rate, and this fixed NTD amount will be converted using the prevailing exchange rate for payment in USD. F.Redemption at the Option of the Issuer (a)The Issuer has the option to call in whole or in part at the Early Redemption Amount any time after 3 years after the Issue Date and prior to the Maturity Date, if the closing price of the ADSs representing the Shares on the New York Stock Exchange for 20 out of 30 consecutive ADS trading days prior to the publication of the redemption notice is at least 130% of the then Conversion Price.(b)The Issuer may redeem the outstanding Bonds in whole, but not in part,at the Early Redemption Amount, in the event that over 90% of the Bonds have been previously redeemed, called, repurchased and cancelled or converted(c)In the event of certain changes in R.O.C. taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to the Issuer, the Issuer may redeem the outstanding Bonds in whole, but not in part, at the Early redemption Amount.Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional tax.The Early Redemption Amount referred to above will be converted into NTD based on the Fixed Exchange Rate, and this fixed NTD amount will be converted using the prevailing exchange rate for payment in USD.(6)Trading Market:Singapore Exchange(7)Specific Securities Offering for Designated Party? None (8)Capital Usage Plan and Benefits:The capital will be used for purchasing machinery and equipment. The ECB issuance is expected to lower the Company’s overall cost of capital, to strengthen the financial structure and flexibility, and to provide capital for future operation growth. (9)Impact to Shareholders:The underlying conversion for ECB are Issuer’s American Depositary Shares. If the ECB is fully convered, the dilution effect to original shareholders is 5.11%. The impact to the dilution is minimal.

6.Countermeasures:none

7.Any other matters that need to be specified:none

Exhibit 99.8

To announce related materials on acquisition of UMC Japan Class A shares from ALPHA WISDOM LIMITED

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Class A shares of UMC Japan

2.Date of occurrence of the event:2011/05/19

3.Volume, unit price, and total monetary amount of the transaction: Trading volume: 4 shares of Class A shares of UMC Japan; Average unit price: N/A; Total amount: 2,334,506 thousand NTD, the amount is the carry amount from 2011Q1 financial statements. The transaction is the asset transferring due to liquidation process, not actual transaction.

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ALPHA WISDOM LIMITED; 100% subsidiary of UMC

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:Due to ALPHA WISDOM LIMITED is in liquidation process, the shareholding of UMC Japan has to be transferred back to UMC

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: The process of liquidation; The reference basis for the decision on price: N/A. The decision-making department: N/A.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Cumulative volume: 9 shares of Class A share of UMC Japan; Amount: $7,075,557 thousand NTD; Percentage of holdings: 100%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 21.47%; Ratio of shareholder’s equity: 25.63%; The operational capital as shown in the most recent financial statement:$29,533,856 thousands NTD.

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: The integration of operation resources

15.Net worth per share of company underlying securities acquired or disposed of: N/A

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: none

Exhibit 99.9

To announce related materials on disposal of Chipbond Technology Corporation

1.Name of the securities:Common shares of Chipbond Technology Corporation

2.Trading date:2010/12/08~2011/05/19

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:5,733,905 shares;average unit price: $52.78 NTD;total amount: $302,616,208 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):$197,520,199 NTD

5.Relationship with the underlying company of the trade:none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume: 7,086,130 shares;amount: 129,880,766 NTD; percentage of holdings: 1.20%;status of restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 21.47% ratio of shareholder’s equity: 25.63%; the operational capital as shown in the most recent financial statement:$29,533,856 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.10

UMC will attend investor conferences on 2011/05/23

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/05/23

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Marina Bay Sands, Singapore

3.Financial and business related information: The Company will attend the Access Asia Conference 2011 held by Deutsche Bank from 2011/05/23 to 2011/05/25 in Singapore.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/02/21~2011/05/24
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 541,840,550 NTD; total transaction price: $ 541,840,550 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.12

United Microelectronics Corporation
May 9, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%
April	Invoice amount	7,441,304	7,087,462	353,842	4.99%
2011 year to date	Invoice amount	28,196,979	26,127,255	2,069,724	7.92%
April	Net sales	9,563,916	9,319,288	244,628	2.62%
2011 year to date	Net sales	37,681,766	36,034,517	1,647,249	4.57%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	1,427,500	—
Fair Value	14,076	0
Net Profit from Fair Value	11,218	0
Written-off Trading Contracts	9,026,236	0
Realized profit (loss)	(6,180)	0

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	0
Fair Value	0
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.13

United Microelectronics Corporation
For the month of April, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of March 31, 2011	Number of shares held as of April 30, 2011	Changes

N/A

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held
		held as of	as of
Title	Name	March 31, 2011	April 30, 2011	Changes
N/A